Humphry Slocombe Group, Inc.
Profit & Loss
As of December 31, 2020

	2020
Income	
40000 Sales	
40100 Ice Cream	
40110 Pints	
40112 Pints Delivery	644,600.72
40114 E-Commerce	136,092.88
40116 Other Pints	1,651,979.96
Total 40110 Pints	$ 2,432,673.56
40120 Scoops	782,490.70
40125 Single Serve	25,032.55
40130 Tubs	51,356.00
40140 Other Ice Cream	104,156.97
Total 40100 Ice Cream	$ 3,395,709.78
40200 Baked Goods	13,038.74
40300 Beverages	11,173.50
40400 Packaged Food Merchandise	13,420.44
40500 Non-Food Merchandise	4,345.00
Total 40000 Sales	$ 3,437,687.46
40600 Catering	-583.17
40700 Royalty/Licensing	61,534.54
40900 Other Sales	21,010.21
41000 Discounts & Returns	-281,800.21
Total Income	$ 3,237,848.83
Cost of Goods Sold	
50000 Cost of Goods Sold	
51000 Direct COGS	805,279.79
52200 Cost of Labor	
52210 Wages	186,753.91
52220 Payroll Taxes	19,723.56
52230 Temp Labor	1,671.43
52250 Sick Pay	3,982.69
Total 52200 Cost of Labor	$ 212,131.59
52500 Kitchen/Cleaning Supplies	22,004.68
53000 Warehousing & Fulfillment	
52240 Co-Packer fee	352,171.06
53110 Warehouse Fees & Storage	92,864.65
53130 Shipping Supplies	64,278.01
53210 Freight	59,905.53
53220 Delivery Fees (3rd party)	161,124.90

53230 Delivery Wages (on HS payroll)		35,994.14
Total 53000 Warehousing & Fulfillment	**$**	**766,338.29**
Total 50000 Cost of Goods Sold	**$**	**1,805,754.35**
Total Cost of Goods Sold	**$**	**1,805,754.35**
Gross Profit	**$**	**1,432,094.48**
Expenses		
61000 Sales & Marketing		
61200 Promotional Swag		20,453.61
61300 Consultants & Agencies		10,800.00
61400 Advertising & Design		36,176.88
61700 Commissions		
61710 Broker Commissions		20,000.00
61720 Press 12 Commissions		5,040.43
61740 Other Commissions		3,897.54
Total 61700 Commissions	**$**	**28,937.97**
61730 Event Fees		7,677.94
61735 Trade Spend		-2,357.55
Total 61000 Sales & Marketing	**$**	**101,688.85**
62000 Operations		
62310 Equipment Rental		12,373.50
62320 Repairs & Maintenance		56,906.48
62370 Supplies & Materials		113,351.88
Total 62000 Operations	**$**	**182,631.86**
71000 General & Administrative		
71100 Payroll Expenses		
71110 Wages		611,719.97
71120 Bonus		581.74
71130 Benefits		751.10
71140 Payroll Taxes Paid		55,083.36
71150 PTO		3,808.70
71160 Worker's Comp Insurance		25,107.25
71165 Health Insurance		29,610.52
71170 Sick Pay		6,068.27
71190 Guaranteed Payments		247,022.16
Total 71100 Payroll Expenses	**$**	**979,753.07**
71200 Travel & Entertainment		
71210 Airfare		1,485.11
71220 Lodging		527.68
71230 Ground Transportation		18,665.57
71250 Staff Meals & Events (100% deduct.)		835.24
Total 71200 Travel & Entertainment	**$**	**21,513.60**
71300 Occupancy		
71310 Rent		319,559.27

71320 Utilities		69,088.61
Total 71300 Occupancy	$	**388,647.88**
71400 Professional Fees		
71410 Legal		21,011.15
71420 Accounting		7,950.00
71430 Consulting & Professional Fees		36,458.15
Total 71400 Professional Fees	$	**65,419.30**
71499 Recruiting Fees		2,231.75
71500 Technology		
71330 Telecommunications		15,096.40
71510 Online/Cloud Services		14,830.39
71520 Software/Hardware < $2.5K		295.98
Total 71500 Technology	$	**30,222.77**
71600 Charitable Contributions		2,788.00
71710 Office Supplies		1,185.49
71720 Postage & Delivery		187.55
71752 Licenses/Certification/ Permits		23,346.96
71753 Bank/Payroll/Merchant Fees		59,095.82
71760 Insurance		
71765 Auto Insurance		23,655.32
71766 Liability Insurance		10,000.20
Total 71760 Insurance	$	**33,655.52**
71770 Taxes		
71771 State Taxes		9,578.02
71773 Property Tax		5,519.89
Total 71770 Taxes	$	**15,097.91**
Total 71000 General & Administrative	$	**1,623,145.62**
Total Expenses	$	**1,907,466.33**
Net Operating Income	-$	**475,371.85**
Other Income		
81000 Interest Income		1,091.32
83000 Other Income		2,000.00
Total Other Income	$	**3,091.32**
Other Expenses		
79998 One-Time Lease Buyout		157,500.00
84000 Interest Expense		100,502.32
88000 Non-Recurring Expense / PYr		7,761.93
Total Other Expenses	$	**265,764.25**
Net Other Income	-$	**262,672.93**
Net Income	-$	**738,044.78**